Warner Norcross & Judd LLP

Attorneys at Law

900 Fifth Third Center

111 Lyon Street, N.W.

Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000

Fax (616) 752-2500

December 30, 2013

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Chemical Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 000-08185

Dear Mr. Nolan:

We represent Chemical Financial Corporation (“Chemical”). Chemical received your letter dated December 20, 2013, outlining two comments on Chemical’s Form 10-K for the year ended December 31, 2012. In your letter, you asked Chemical to either provide the requested information within ten business days or to advise the Staff within ten business days as to when Chemical will provide the requested information.

Due to the Christmas and New Year’s holidays and vacations of critical financial and accounting staff, together with vacations of personnel at Chemical’s independent accounting firm, Chemical would like an additional ten business days in which to respond to your letter. Therefore, Chemical will provide the information requested in your letter on or before January 17, 2014.

If you have any questions, please call me at 616-752-2170.

Very truly yours,

/s/ Jeffrey A. Ott

Jeffrey A. Ott

c:	Mr. David Irving, Securities and Exchange Commission
Lori A. Gwizdala, Chemical Financial Corporation